2/8


05005750

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME OTT Exploration & Production Public Co Ltd

*CURRENT ADDRESS



**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3827 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 2/15/05

ARLS
12-31-04

FINANCIAL STATEMENTS OF PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES FOR THE YEARS ENDED DECEMBER 31, 2004 (UNAUDITED) AND 2003

Unaudited

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT DECEMBER 31, 2004 AND 2003

Unit : Baht

	Notes	Consolidated 2004	Consolidated 2003	The Company 2004	The Company 2003
Assets					
Current Assets					
Cash and cash equivalents	5	23,778,245,260	19,062,620,477	16,529,283,867	10,683,224,628
Short-term investments		5,041,551,262	2,396,129,553	3,676,780,967	2,396,129,553
Trade receivable - parent company	6.1	4,385,849,370	3,665,395,831	2,792,598,210	2,828,070,624
Trade receivables	6.2	522,746,779	394,605,650	68,825,055	42,340,893
Inventories		61,429,855	28,635,319	44,717,242	28,022,029
Materials and supplies-net	7	1,289,521,288	836,879,349	828,603,454	706,741,299
Other current assets :					
Working capital from co-venturers		204,301,741	270,181,519	3,226,524	3,658,533
Other receivables		267,850,233	96,622,258	134,128,227	64,406,734
Accrued interest receivables		28,370,667	10,614,412	15,967,807	7,045,524
Other current assets		578,807,138	435,991,886	228,711,087	269,586,736
Total Current Assets		**36,158,673,593**	**27,197,676,254**	**24,322,842,440**	**17,029,226,553**
Non-current Assets					
Investments accounted for under equity method	8.1	11,367,651,198	11,477,075,279	30,277,459,111	22,792,973,382
Long-term loans to related party	8.3	-	-	1,134,539,566	1,978,978,820
Property, plant and equipment-net	10	63,527,628,122	52,969,631,191	34,360,462,945	33,497,418,673
Intangible assets		336,499,253	296,525,068	295,495,228	290,336,939
Deferred income taxes	11.2	22,286,532	34,655,781	-	-
Other non-current assets					
Prepaid expenses	12	417,227,694	478,886,235	-	-
Deferred of bonds issuing expenses		20,272,106	29,847,627	10,225,289	14,059,772
Other non- current assets	13	94,287,588	91,613,085	10,761,622	7,573,365
Total Non-current Assets		**75,785,852,493**	**65,378,234,266**	**66,088,943,761**	**58,581,340,951**
Total Assets		**111,944,526,086**	**92,575,910,520**	**90,411,786,201**	**75,610,567,504**

Notes to financial statements form an integral part of these financial statements.

Unaudited

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT DECEMBER 31, 2004 AND 2003

Unit : Baht

	Notes	Consolidated 2004	Consolidated 2003	The Company 2004	The Company 2003
Liabilities and Shareholders' Equity					
Current Liabilities					
Accounts payables		414,975,504	400,080,065	96,264,427	131,883,719
Working capital to co-venturers		246,551,349	86,247,614	120,629,381	60,864,383
Accrued expenses		3,960,797,227	2,242,930,981	2,627,673,051	1,836,486,105
Accrued interest payable		353,572,155	356,307,948	204,182,041	204,807,585
Income tax payable		9,636,811,523	5,772,553,434	7,295,652,482	5,478,001,085
Other current liabilities		832,564,417	391,499,784	398,905,664	409,550,397
Total Current Liabilities		**15,445,272,175**	**9,249,619,826**	**10,743,307,046**	**8,121,593,274**
Non-current Liabilities					
Loan from related company	8.4	-	-	118,565,650	-
Bonds	14	17,915,513,295	18,124,925,790	10,076,953,781	10,180,415,126
Deferred income taxes	11.2	10,257,015,755	9,173,455,516	8,518,915,866	8,094,603,229
Other non-current liabilities					
Deferred income	15	5,531,254,433	6,326,237,351	-	-
Provision for decommissioning costs	16	5,229,671,609	3,910,318,062	3,553,686,543	3,422,601,900
Other non-current liabilities		466,855,802	117,220,402	301,414,298	117,220,402
Total Non-current Liabilities		**39,400,310,894**	**37,652,157,121**	**22,569,536,138**	**21,814,840,657**
Total Liabilities		**54,845,583,069**	**46,901,776,947**	**33,312,843,184**	**29,936,433,931**
Shareholders' Equity					
Share capital	18				
Registered capital					
664.4 million ordinary shares of Baht 5 each		3,322,000,000	3,322,000,000	3,322,000,000	3,322,000,000
Issued and fully paid-up capital					
652.4 million ordinary shares of Baht 5 each		-	3,261,990,000	-	3,261,990,000
653.3 million ordinary shares of Baht 5 each		3,266,662,000	-	3,266,662,000	-
Share premium		11,702,886,000	11,601,268,000	11,702,886,000	11,601,268,000
Currency translation differences		(1,154,551,974)	(1,011,023,545)	(1,154,551,974)	(1,011,023,545)
Retained earnings					
Appropriated					
Legal reserve		332,200,000	332,200,000	332,200,000	332,200,000
Reserve for expansion		16,900,000,000	12,496,000,000	16,900,000,000	12,496,000,000
Unappropriated		26,051,746,991	18,993,699,118	26,051,746,991	18,993,699,118
Total Shareholders' Equity		**57,098,943,017**	**45,674,133,573**	**57,098,943,017**	**45,674,133,573**
Total Liabilities and Shareholders' Equity		**111,944,526,086**	**92,575,910,520**	**90,411,786,201**	**75,610,567,504**

Notes to financial statements form an integral part of these financial statements.

Unaudited

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

Unit : Baht

	Notes	Consolidated		The Company	
		2004	2003	2004	2003
Revenues					
Sales		46,198,629,210	34,037,516,371	31,149,860,917	26,942,324,819
Revenue from pipeline transportation		1,596,135,245	1,089,151,399	-	-
Other revenues					
Gain on foreign exchange	19	112,296,721	869,739,701	146,786,986	1,013,591,800
Interest income		216,808,895	202,390,143	207,865,275	194,715,987
Other revenues	20	83,736,337	64,782,692	29,626,367	29,462,374
Share of profit from investments accounted for under equity method		209,029,119	750,136,837	5,940,158,218	1,839,246,709
Total revenues		**48,416,635,527**	**37,013,717,143**	**37,474,297,763**	**30,019,341,689**
Expenses					
Operating expenses		3,586,581,285	2,389,401,251	1,971,729,799	1,808,404,955
Exploration expenses		401,041,926	2,311,755,940	50,041,802	52,873,658
General administrative expenses		1,954,064,967	1,313,824,468	1,230,571,693	898,178,583
Petroleum royalties		5,667,980,337	4,021,067,082	3,913,313,002	3,367,790,603
Other expenses					
Depreciation, depletion and amortization		8,105,215,365	5,450,068,184	5,880,580,625	4,869,541,216
Director's remuneration		26,261,373	19,466,465	25,448,873	19,466,465
Other expenses		106,448,256	106,963,678	5,277,461	57,180,899
Total expenses		**19,847,593,509**	**15,612,547,068**	**13,076,963,255**	**11,073,436,379**
Income before interest and income taxes		**28,569,042,018**	**21,401,170,075**	**24,397,334,508**	**18,945,905,310**
Interest expenses		1,359,413,539	1,410,995,858	742,003,012	776,003,852
Income taxes	11.1	11,343,605,206	7,961,942,186	7,789,308,223	6,141,669,427
Net income		**15,866,023,273**	**12,028,232,031**	**15,866,023,273**	**12,028,232,031**
Earnings per share	21				
Basic earnings per share		24.31	18.44	24.31	18.44
Diluted earnings per share		24.26	18.43	24.26	18.43

Notes to financial statements form an integral part of these financial statements.

Unaudited

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

CONSOLIDATED AND THE COMPANY

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

Unit : Baht

	Notes	Share capital Issued and paid-up	Share premium	Currency translation difference	Legal reserve	Reserve for expansion	Retained earnings	Total
Balance - as at December 31, 2003		**3,260,000,000**	**11,559,080,000**	**(558,127,692)**	**332,200,000**	**8,949,000,000**	**14,913,467,087**	**38,455,619,395**
Currency translation differences		-	-	(452,895,853)	-	-	-	(452,895,853)
Net income		-	-	-	-	-	12,028,232,031	12,028,232,031
Share capital Issued and paid-up		1,990,000	42,188,000	-	-	-	-	44,178,000
Reserve for expansion		-	-	-	-	3,547,000,000	(3,547,000,000)	-
Dividend paid		-	-	-	-	-	(4,401,000,000)	(4,401,000,000)
Balance - as at December 31, 2003		**3,261,990,000**	**11,601,268,000**	**(1,011,023,545)**	**332,200,000**	**12,496,000,000**	**18,993,699,118**	**45,674,133,573**
Currency translation differences		-	-	(143,528,429)	-	-	-	(143,528,429)
Net income		-	-	-	-	-	15,866,023,273	15,866,023,273
Share capital Issued and paid-up		4,672,000	101,618,000	-	-	-	-	106,290,000
Reserve for expansion		-	-	-	-	4,404,000,000	(4,404,000,000)	-
Dividend paid	24	-	-	-	-	-	(4,403,975,400)	(4,403,975,400)
Balance - as at December 31, 2004		**3,266,662,000**	**11,702,886,000**	**(1,154,551,974)**	**332,200,000**	**16,900,000,000**	**26,051,746,991**	**57,098,943,017**

Notes to financial statements form an integral part of these financial statements.

Unaudited

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

Unit : Baht

	Consolidated		The Company	
	2004	2003	2004	2003
Cash flows from operating activities				
Net Income	15,866,023,273	12,028,232,031	15,866,023,273	12,028,232,031
Adjustment to reconcile net income to net cash				
provided by (used in) operating activities				
Share of net profit from investments accounted for				
under equity method	(209,029,119)	(750,136,837)	(5,623,021,711)	(1,839,246,709)
Amortization of compensation for waiving the right of carry forward gas				
and incentive gas sales	-	28,404,284	-	28,404,284
Depreciation depletion and amortization	8,095,639,844	5,440,492,663	5,559,609,635	4,865,706,733
Amortization of bonds issuing expenses	9,575,521	9,575,521	3,834,483	3,834,483
Amortization of prepaid expenses	61,658,542	30,731,388	-	-
Bond Discount	1,108,849	1,108,849	-	-
Amortization of exploration costs	24,175,401	2,031,986,659	5,858,370	8,963,262
(Gain) loss on disposal of assets	4,810,070	24,195,207	(2,093,863)	24,195,207
Loss on disposal of material	(8,848,051)	(12,693,519)	(2,333,662)	(13,504,179)
Deferred income taxes	1,117,422,976	1,510,103,784	424,312,637	643,674,537
Income recognized from deferred income	(790,265,072)	(416,130,379)	-	-
Unrealized gain on foreign exchange	(23,860,330)	(1,505,017,271)	(80,459,878)	(928,458,309)
Unpaid dividend	(20,250)	(3,129,300)	(20,250)	(3,129,300)
	24,148,391,654	**18,417,723,080**	**16,151,709,034**	**14,818,672,040**
Changes in assets and liabilities				
Increase in short-term investments	(2,790,331,136)	(2,396,129,552)	(1,365,892,254)	(2,396,129,552)
(Increase) decrease in trade receivables	181,068,327	(128,529,360)	286,731,781	27,602,826
Increase in trade receivable-parent company	(1,050,895,459)	(711,918,083)	(277,743,530)	(941,409,076)
(Increase) decrease in inventories	(32,794,536)	1,914,248	(16,695,213)	1,450,617
(Increase) decrease in materials and supplies - net	(444,368,369)	9,985,373	(119,528,492)	11,449,046
(Increase) decrease in working capital from co-venturers	53,306,695	(227,389,252)	83,842	1,848,263
(Increase) decrease in other receivables	(180,802,072)	27,606,164	(70,816,695)	10,995,221
(Increase) decrease in accrued interest receivables	(17,998,471)	68,240,362	(8,933,086)	6,655,119
(Increase) decrease in other current assets	(142,452,049)	(306,020,616)	41,298,620	(170,581,862)
Increase in prepaid expenses	-	(25,260,200)	-	-
Increase in other non-current assets	(2,087,215)	(5,155,707)	(3,188,257)	(2,943,321)
(Decrease) increase in accounts payables	29,193,079	156,938,674	(35,593,574)	21,504,874

Notes to financial statements form an integral part of these financial statements.

Unaudited

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

Unit : Baht

	Consolidated		The Company	
	2004	2003	2004	2003
Changes in assets and liabilities (continued)				
(Decrease) increase in working capital to co-venturers	156,490,517	(408,966,219)	55,945,434	(69,438,062)
(Decrease) increase in accrued expenses	1,763,154,462	(266,562,280)	822,611,034	(471,363,943)
(Decrease) increase in accrued interest payable	4,717,750	(537,622,316)	3,792,358	(524,753,096)
(Decrease) increase in income tax payable	3,860,072,294	2,082,191,455	1,817,651,396	1,925,337,423
(Decrease) increase in other current liabilities	438,575,593	94,150,779	(11,050,522)	105,172,685
Increase in deferred income	44,526	333,195,017	-	-
Increase in other non-current liabilities	222,963,665	6,858,335	57,295,093	6,858,336
Gain from translation foreign entities' financial statements	(86,652,452)	(6,195,109)	-	-
	1,961,205,149	**(2,238,668,287)**	**1,175,967,935**	**(2,457,744,502)**
Net cash provided by operating activities	**26,109,596,803**	**16,179,054,793**	**17,327,676,969**	**12,360,927,538**
Cash flows from investing activities				
(Increase) decrease in loans to related party	-	-	842,665,122	(1,978,978,820)
Increase in investments accounted for under equity method	(500,000)	-	(974,473,736)	-
Dividend from related parties	318,953,200	683,500,035	1,715,010,500	-
Increase in property, plant and equipment - net	(17,169,362,344)	(9,795,135,046)	(8,817,635,397)	(4,489,746,663)
Increase in intangible assets	(93,334,731)	(30,328,327)	(57,119,937)	(23,436,246)
Net cash used in investing activities	**(16,944,243,875)**	**(9,141,963,338)**	**(7,291,553,448)**	**(6,492,161,729)**
Cash flows from financing activities				
Increase in loans from related company	-	-	118,565,650	-
Decrease in long-term loans	-	(2,165,195,000)	-	(2,165,195,000)
Cash received from bond issuing	-	2,500,000,000	-	2,500,000,000
Cash received from common share issuing	106,290,000	44,178,000	106,290,000	44,178,000
Dividend paid	(4,403,550,085)	(4,397,475,830)	(4,403,550,085)	(4,397,475,830)
Net cash used in financing activities	**(4,297,260,085)**	**(4,018,492,830)**	**(4,178,694,435)**	**(4,018,492,830)**
Net increase in cash and cash equivalents	4,868,092,843	3,018,598,625	5,857,429,086	1,850,272,979
Cash and cash equivalents at beginning of the year	**19,062,620,477**	**16,305,601,525**	**10,683,224,628**	**8,909,912,976**
	23,930,713,320	19,324,200,150	16,540,653,714	10,760,185,955
Effects of exchange differences	(152,468,060)	(261,579,673)	(11,369,847)	(76,961,327)
Cash and cash equivalents at end of the year	**23,778,245,260**	**19,062,620,477**	**16,529,283,867**	**10,683,224,628**
Supplementary cash flow information				
Net cash paid during the year for				
Interest expenses	1,357,961,372	1,873,955,589	739,788,897	1,241,728,714
Income taxes	8,414,849,938	4,529,447,041	5,592,299,585	3,572,657,467

Notes to financial statements form an integral part of these financial statements.



บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

PTTEP No. 1.910/00040/2005

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

February 1 , 2005

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Progress on PTTEP's sale of Medco shares
Reference: Letter PTTEP No. 1.910/ L. 246.1 / 2004, dated October 14, 2004

Reference is made to PTT Exploration and Production Public Company Limited's (PTTEP) indirect investment of 34.20% (through a 40% holding in News Links Energy Resources Limited or New Links), in PT Medco Energi Internasional Tbk. (Medco), an Indonesian petroleum exploration and production company.

PTTEP wishes to announce that PTTEP Offshore Investment Company Limited (PTTEPO), a subsidiary of PTTEP, has signed a Conditional Share Purchase Agreement to sell its entire shareholdings in New Links to Encore Int'l Limited (Encore). Encore, also a current shareholder, is choosing to exercise its pre-emptive right to purchase the aforementioned shares. The Company expects the sale to be completed in February 2005 and will report the progress in due course.

The transaction is in line with the Company's investment strategy which has been changed from investing in holding companies to focusing on direct investment in petroleum assets. PTTEP will continue pursuing its direct investment in petroleum assets in Indonesia and will continue maintaining close cooperation with Encore and Medco.

Yours sincerely,

Maroot Mrigadat
President

อาคารสำนักงาน ปตท.สผ. 555 ถนนวิภาวดีรังสิต เขตจตุจักร กรุงเทพฯ 10900 โทร. +66(0) 2537-4000 แฟ็กซ์: +66(0) 2537-4333, 2537-4444 http://www.pttep.com
PTTEP Office Building, 555 Vibhavadi-Rangsit Road, Chatuchak, Bangkok 10900 Thailand Tel. +66(0) 2537-4000 Fax: +66(0) 2537-4333, 2537-4444 http://www.pttep.com



บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

PTTEP No. 1.910/000๒๘ /2005

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

January ๒๘, 2005

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Unaudited Financial Statements, and Analysis of Operating Results for 2004

Attachment:
1. 2004 Unaudited Financial Statements and consolidated financial statements of PTT Exploration and Production Public Company Limited as of December 31, 2004 and 2003, including English translations
2. Analysis of Operating Results for 2004

PTT Exploration and Production Public Company Limited, or PTTEP, would like to submit its 2004 unaudited financial statements, consolidated financial statements, and Analysis of Operating Results for 2004 as per attachments 1 and 2. These attached financial statements have already been approved by the Audit Committee and the PTTEP Board of Directors on the basis that information is accurately represented and sufficient for investors.

For 2004, the Company and its subsidiaries' total revenues were Baht 48,417 million, an increase of Baht 11,403 million or 31% when compared with Baht 37,014 million in 2003. Total expenses were Baht 19,848 million, an increase of Baht 4,235 million or 27% when compared with Baht 15,613 million of last year.

The Company and its subsidiaries recorded a net income of Baht 15,866 million or earnings per share of Baht 24.31 compared with net income of Baht 12,028 million or earnings per share of Baht 18.44 in 2003.

The Company and its subsidiaries' total consolidated assets, as of December 31, 2004 were Baht 111,945 million, total liabilities were Baht 54,846 million, and total shareholders' equities were Baht 57,099 million.

-2- / The Company......

The Company and its subsidiaries would like to disclose the total proved reserves as of December 31, 2004, which were at approximately 899 million barrels of oil equivalent (MMBOE), comprising of 140 million barrels of crude oil and condensate, and 5,012 billion cubic feet of natural gas.

Yours sincerely,



Maroot Mrigadat
President

1. PTTEP Performance

For the year 2004, PTTEP had strong financial position due to the higher sales volumes at 134,070 BOED compared with 107,299 BOED in 2003. The average petroleum price was also higher at USD 23.38 per BOE, compared with USD 20.62 per BOE in 2003. The Company had cash and cash equivalents of Baht 23,778 MM. at December 31, 2004, and invested its surplus cash in short-term financial instruments carrying low risks such as Treasury Bills, Promissory Notes, US. Treasury Bills, and deposits with commercial banks, where emphasis is given to security and liquidity.

On April 28, 2004, the PTTEP 2004 General Shareholders' Meeting approved the issuance and the offering of 2.8 million units of warrants to purchase the Company's common shares for management and employees of the Company for the year 2004 (Exercise Ratio : 1 unit of warrant per 1 unit of common share) at the exercise price of Baht 183.

On May 7, 2004, PTTEP paid dividend to its shareholders at Baht 6.75 per share, in compliance with the resolution of the 2004 General Shareholders' Meeting on April 28, 2004.

For the investor relations activities, the Company participated in the SET in the City event on November 11-14, 2004, hosted by The Stock Exchange of Thailand. The activity created a venue for disclosure of Company's information to retail investors.

1.1 Results of Operations - Quarterly Comparison

Earning summary	3rd Quarter	4th Quarter	4th Quarter
Million of Baht except Baht per share amounts	2004	2004	2003
Income from continuing operations			
Exploration and production	4,315	4,466	1,718
Pipelines	705	712	502
The others	(909)	(79)	(227)
Total net income	**4,111**	**5,099**	**1,993**
Diluted earnings per share – from continuing operations	6.29	7.78	3.05
Total Revenues - from Current Operational Results	12,757	14,234	9,389

2/Fourth...

Fourth Quarter of 2004 compared with Third Quarter of 2004

For the results of operations (Unaudited) in the fourth quarter of 2004, PTTEP and its subsidiaries' net profit was Baht 5,099 million or Baht 7.78 per share-diluted, an increase of Baht 988 million when compared with the previous quarter's net profit of Baht 4,111 million or Baht 6.29 per share-diluted.

For the fourth quarter of 2004, the total revenues of PTTEP and subsidiaries amounted to Baht 14,234 million, an increase of Baht 1,477 million or 11% when compared with Baht 12,757 million for the previous quarter. This increase was mainly due to an increase in sales of Baht 825 million or 7%, resulting from the higher level of average petroleum price, which increased to USD 24.93 per barrel of oil equivalent (BOE) when compared with USD 23.83 per BOE for the previous quarter. In addition, the sales volume in this quarter increased to 138,472 barrels of oil equivalent per day (BOED) when compared with the previous quarter at 135,456 BOED. The increased sales volume derived mainly from the sales volume of natural gas from the Bongkot project, the sales volume of crude oil from the S1 project, and the sales volume of condensate from the Pailin project.

PTTEP and subsidiaries had a foreign exchange gain for this quarter amounting to Baht 727 million as a result of the stronger Baht when compared with the foreign exchange loss of Baht 206 million in the previous quarter.

In this quarter, PTTEP and subsidiaries incurred expenses of Baht 5,400 million, a increase of Baht 248 million or 5% when compared with Baht 5,152 million for the previous quarter. This increase was the net effect of (1) an increase in depreciation and amortization as a result of the higher production volume, (2) an increase in petroleum royalties due to the higher sales revenue, and (3) a decrease of foreign exchange loss as a result of the stronger Baht.

PTTEP and subsidiaries had increased income tax expenses of Baht 252 million due to the increased taxable profits.

Fourth Quarter of 2004 compared with Fourth Quarter of 2003

For the results of operations (Unaudited) in the fourth quarter of 2004, PTTEP and its subsidiaries' net profit was Baht 5,099 million or Baht 7.78 per share-diluted, an increase of Baht 3,106 million when compared with the same period last year when the net profit was Baht 1,993 million, or Baht 3.05 per share-diluted.

For the fourth quarter of 2004, the total revenues of PTTEP and subsidiaries amounted to Baht 14,234 million, an increase of Baht 4,845 million or 52% when compared with Baht 9,389 million for the same period last year. This increase was mainly due to an increase in sales of Baht 3,970 million or 44%, resulting from the

3/increase....

increase in sales volume in this quarter to 138,472 BOED when compared with the same period last year of 110,599 BOED. In addition, the average petroleum sales price increased to USD 24.93 per BOE when compared with USD 21.08 per BOE for the same period last year. The increased sales volume derived mainly from the sales volume of crude oil from the S1 project as a result of the additional stakes from the acquisition, the higher sales volumes of natural gas from the Bongkot , the Yadana, the Yetagun , and the Pailin projects.

PTTEP and subsidiaries had a foreign exchange gain for this quarter amounting to Baht 727 million due to the stronger Baht when compared with the foreign exchange gain of Baht 50 million in the same period last year.

Revenue from pipeline transportation, which was proportionately recorded from gas pipeline transportation that MGTC and TPC rendered to Myanma Oil and Gas Enterprise (MOGE), increased by Baht 61 million due to higher gas transport volume of MOGE.

PTTEP and subsidiaries realized their share of net income from associated companies for this quarter at Baht 94 million, consisting of the net income from Medco Energi through New Links of Baht 54 million, and the net income from Thai Oil Power Co., Ltd., of Baht 40 million.

In this quarter, PTTEP and subsidiaries incurred expenses of Baht 5,400 million, an increase of Baht 406 million or 8% when compared with Baht 4,994 million for the same period last year. This increase was mainly due to:

(1) an increase in depreciation and amortization, which were mainly from the higher depreciation of the S1 project as a result of additional stakes from the acquisition and amortization of the excess of the cost of acquiring Thai Shell under the unit of production method, and higher depreciation of the Bongkot project due to an increase in production volume and completed oil and gas properties,

(2) an increase in petroleum royalties due to higher sales revenue,

(3) higher operating expenses, which were mainly from the S1 project as a result of the additional stakes from the acquisition, and the increases of maintenance expenses and improved operation efficiency in the Pailin, the Bongkot, and the Yetagun projects, in addition to the pre-operating expenses for the Nang Nuan project.

(4) an increase in general administration expenses due to the new operating projects in this year.

(5) a decrease in exploration expenses, mainly due to the write-off of dry wells in the Vietnam 9-2 and Vietnam 16-1 project in the same period of last year, while most of exploration expenses in this quarter were attributed to the geological and geophysical studies in the G4/43 and the Algeria 433a & 416b projects.

4/In this......

In this quarter, PTTEP and subsidiaries' income tax expenses increased by Baht 1,336 million. The increase was mainly due to (1) an additional income tax expenses of Baht 589 million in the S1 project as a result of the additional stakes from the acquisition, (2) an increase in income tax for PTTEP International Limited due to the utilization of tax losses carry forward last year.

1.2 Results of Operations - Annual Comparison

Full year 2004 compared with Full year 2003

Earning summary	Full Year	
Millions of Baht except Baht per share amounts	2004	2003
Income from continuing operations		
Exploration and production	15,158	10,805
Pipelines	2,601	2,256
The others	(1,893)	(1,033)
Total net income	**15,866**	**12,028**
Diluted earnings per share – from continuing operations	24.26	18.43
Total revenues - from continuing operations	48,417	37,014

For the results of operations (Unaudited) for year 2004, PTTEP and subsidiaries' net profit was Baht 15,866 million or Baht 24.26 per share-diluted, an increase of Baht 3,838 million or 32% when compared with the last year's net profit of Baht 12,028 million, or Baht 18.43 per share-diluted. PTTEP and subsidiaries had a ratio of return on shareholders' equity in this year of 30.89%.

For this year, the total revenues of PTTEP and subsidiaries amounted to Baht 48,417 million, an increase of Baht 11,403 million or 31% when compared with Baht 37,014 million last year. This increase was mainly due to an increase in sales of Baht 12,161 million or 36%, resulting from the higher sales volume at 134,070 BOED this year, compared with 107,299 BOED last year. In addition, the average petroleum price increased to USD 23.38 per BOE when compared with USD 20.62 per BOE for last year. The increased sales volume derived mainly from (1) the sales volume of crude oil from the S1 project as a result of the additional stakes from the acquisition, (2) an increase sales volume of natural gas and condensate from the Bongkot project, and (3) an increase sales volume of natural gas from the Yetagun and the Pailin project. However, the sales of the Yadana project decreased due to the decline in the benefits of cost recovery for the production sharing since the third quarter of 2003.

5/Revenue...

Revenue from pipeline transportation, which was proportionately recorded from gas pipeline transportation that MGTC and TPC rendered to Myanma Oil and Gas Enterprise (MOGE), increased due to the higher gas transport volume of MOGE.

PTTEP and subsidiaries realized their share of net income from associated companies for this year by Baht 209 million, consisting of the net income from Medco Energi through New Links of Baht 154 million, and the net income from Thai Oil Power Co., Ltd., of Baht 55 million.

PTTEP and subsidiaries had a foreign exchange gain for this year amounting to Baht 112 million due to the stronger Baht when compared with the foreign exchange gain of Baht 870 million last year.

For the year 2004, PTTEP and subsidiaries incurred expenses of Baht 19,848 million, an increase of Baht 4,235 million or 27% when compared with Baht 15,613 million last year. This increase was the net effect of;

(1) an increase in depreciation and amortization, mainly due to (a) the higher depreciation of the S1 project as a result of the additional stakes from the acquisition, and amortization of the excess of the cost of acquiring Thai Shell under the unit of production method, (b) higher depreciation of the Bongkot and Pailin projects due to an increase in production volume and completed oil and gas properties, and (c) a higher depreciation of the Yetagun project and TPC's gas pipeline resulting from an additional stakes of 5.1511% in the Yetagun project and the TPC's gas pipeline since September 2003, and amortization of the excess of the cost of acquisition under the unit of production method.

(2) an increase in petroleum royalties due to higher sales revenue,

(3) higher operating expenses, which were mainly from the S1 project as a result of the additional stakes from the acquisition, and the increases of maintenance expenses and improved operation efficiency in the Bongkot, the Pailin, and the Yetagun projects,

(4) an increase in general administrative expenses, which were mainly from personnel expenses, the provision for retirement benefits, and from the new operating projects.

(5) a decrease in exploration expenses, mainly due to the write-off of dry wells in the Vietnam 9-2 and the Vietnam 16-1 projects, and the geological and geophysical studies in the Oman 44 project last year, while most of exploration expenses of this year were attributed to the geological and geophysical studies in the Myanmar M7&M9, the G4/43, the Vietnam 9-2 and the Vietnam 16-1 projects.

For this year, PTTEP and subsidiaries' income tax expenses increased by Baht 3,382 million. The increase was mainly due to (1) an additional income tax expenses of Baht 1,854 million in the S1 project as a result of the additional stakes from the acquisition, (2) an increase in income tax expense for PTTEP International Limited

6/because ...

because of the utilization of tax losses carry forward last year, (3) an increased Myanmar income tax from the Yadana project resulting in the decline in the benefits of cost recovery for the production sharing affected increasing in taxable profits, and (4) payment of Myanmar income tax for the Yetagun project & TPC after the end of tax holiday period in May 2003.

2. Financial position

As of December 31, 2004, PTTEP and subsidiaries had total assets amounting to Baht 111,945 million, which was Baht 19,369 million higher than the end of 2003. This increase was mainly due to (1) an increase in oil and gas properties of Baht 10,559 million. Such increase was from consolidation of oil and gas properties of the S1 project amounting to Baht 3,880 million, as a result of the additional stakes from the acquisition, and the incurred net excess of the cost of the Thai Shell acquisition amounting to Baht 4,951 million, (2) an increase of cash and cash equivalents including short-term investments by Baht 7,361 million due to the higher net cash flow level from operations.

Most of the current assets of PTTEP and its subsidiaries as of December 31, 2004 were in cash and cash equivalents, short-term investments, parent company receivables, and accounts receivables. A large proportion of the non-current assets were (1) assets used in joint-venture exploration and production, presented under the title of Property, Plant, and Equipment, and (2) investments in associated companies, New Links and Thai Oil Power Co., Ltd., presented under the title of Investment Accounted for under Equity Method.

PTTEP and its subsidiaries had total liabilities of Baht 54,846 million, which was Baht 7,944 million higher than the end of 2003, mainly resulting from (1) an increase in income tax payable by Baht 3,864 million as a result of the consolidation of the acquired S1 project and a higher of net income, (2) higher provision for decommissioning cost of Baht 1,320 million, mainly due to the consolidation of the acquired S1 project , and (3) an increase in deferred tax liabilities of Baht 1,084 million, a temporary difference in the calculation of net assets between accounting and tax, resulting from a different method of calculating depreciation.

PTTEP recorded the provision for retirement benefits as of December 31, 2004, amounting to Baht 127 million, presented under the title of Other Non-current Liabilities.

PTTEP issued warrants to directors, managements and employees in the amount of 2 million units on August 1, 2002, and the other 2 million units on August 1, 2003, with the exercise prices of Baht 111 per share, and Baht 117 per share respectively. As of December 31, 2004, the total numbers of shares exercised were 1.33 million shares and the outstanding number of warrants was 2.67 million units.

7/On November...

On November 11, 2004, PTTEP registered the change in paid-up capital to Baht 3,266.66 million for the issuance and payment of 653.33 million ordinary shares.

As of December 31, 2004, PTTEP and subsidiaries had a net cash flow from operations amounted to Baht 26,109 million. Most of this was cash received from operating activities. PTTEP and subsidiaries had a net cash flow used in investment activities that amounted to Baht 16,944 million. Most of this was from acquiring all of Thai Shell's shares and the increase in oil and gas properties in the Arthit, the Bongkot, the Pailin projects. In addition, PTTEP and subsidiaries had a net cash flow used in financing activities amounted to Baht 4,297 million for (1) dividend payment amounting to Baht 4,403 million and (2) cash received from the issuance of ordinary shares for the exercise of warrants amounting to Baht 106 million. As of December 31, 2004, PTTEP and its subsidiaries had cash and cash equivalents of Baht 23,778 million, an increase of Baht 4,715 million from the end of 2003.

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME (UNAUDITED)

Unit : Baht

	Consolidated			
	For the fourth quarter		For the year	
	2004	2003	2004	2003
Revenues				
Sales	12,893,594,340	8,923,913,158	46,198,629,210	34,037,516,371
Revenue from pipeline transportation	415,662,067	354,202,089	1,596,135,245	1,089,151,399
Other revenues				
Gain on foreign exchange	727,102,769	50,083,394	112,296,721	869,739,701
Interest income	84,756,865	44,990,675	216,808,895	202,390,143
Others	19,333,597	10,207,506	83,736,337	64,782,692
Share of profit from investments accounted for under equity method	93,563,155	5,954,201	209,029,119	750,136,837
Total revenues	**14,234,012,793**	**9,389,351,023**	**48,416,635,527**	**37,013,717,143**
Expenses				
Operating expenses	955,369,967	615,533,082	3,586,581,285	2,389,401,251
Exploration expenses	133,162,282	1,377,057,795	401,041,926	2,311,755,940
General administrative expenses	626,335,386	403,455,907	1,954,064,967	1,313,824,468
Petroleum royalties	1,573,565,462	1,088,040,803	5,667,980,337	4,021,067,082
Other expenses				
Depreciation, depletion and amortization	2,081,124,336	1,459,075,176	8,105,215,365	5,450,068,184
Director's remuneration	19,698,873	13,389,948	26,261,373	19,466,465
Others	10,819,154	37,524,591	106,448,256	106,963,678
Total expenses	**5,400,075,460**	**4,994,077,302**	**19,847,593,509**	**15,612,547,068**
Income before interest and income taxes	**8,833,937,333**	**4,395,273,721**	**28,569,042,018**	**21,401,170,075**
Interest expenses	338,312,759	342,069,611	1,359,413,539	1,410,995,858
Income taxes	3,396,040,261	2,059,942,578	11,343,605,206	7,961,942,186
Net income	**5,099,584,313**	**1,993,261,532**	**15,866,023,273**	**12,028,232,031**
Earnings per share				
Basic earnings per share	7.81	3.05	24.31	18.44
Diluted earnings per share	7.78	3.05	24.26	18.43

(Unaudited Yearly F/S And Consolidated F/S (F45-3))

Reports: Unaudited yearly and consolidated statements as follows.

Name PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY

File No. 82-3327

Year	Unaudited (In thousands) Ending 31 December For year 2004	2003
Net profit (loss)	15,866,023	12,028,232
EPS (baht)	24.31000	18.44000

Comment: Please see details in financial statements from SET SMART

"The company hereby certifies that the information above is correct and complete."

Signature 

(Maroot Mrigadat)

Position President

Authorized to sign on behalf of the company



บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

PTTEP No. 1.910/00027/2005

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

January 31, 2005

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Proposed Dividend for Year 2004

PTT Exploration and Production Public Company Limited, or PTTEP, wishes to announce that the Board of Directors of the Company, at meeting No. 1/2548/231 on January 28, 2005, passed a resolution to propose the dividend payment of Baht 9 per share to the 2005 Annual General Shareholders' Meeting for approval. The closing date of the Company's share register for the right to attend the General Shareholders' Meeting and to receive dividend payment, including the date for General Shareholders' Meeting will be announced after the Board of Directors' meeting at the end of February 2005.

Yours sincerely,

Maroot Mrigadat

President